EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)	For the nine months ended 30 September 2018
Fixed charges
	Interest expense	766
+	Interest within rental expense	654
+	Capitalised interest	414
Total fixed charges (A)		1,833

Earnings
	Income before tax and minority interest	12,307
-	Equity in net income non-consolidated investees	-156
+	Distributed income of equity investees	-1
=	Income before taxes, minority interests and equity	12,151
+	Fixed charges (A)	1,833
+	Ordinary depreciation capital interest	143
-	Capitalised interest	-414
Total earnings		13,714

Ratio of Earnings to Fixed Charges		7.5